Form 10-K, Exhibit 13
period 1995-12-31
JAM INC
filed 1996-08-14
CIK 765449

Exhibit 13
             1995
         ANNUAL REPORT



                          FINANCIAL HIGHLIGHTS
______________________________________________________________________________

For the Year                                    1995      1994
______________________________________________________________________________
Net sales                                      $1,567,748 $537,696
Earnings (loss) before income taxes
  and extraordinary credit                         45,532 (185,747)
Net earnings (loss)                                45,183
Net earnings (loss) per share                    $.003     $(0.02)
______________________________________________________________________________
At Year End
Total assets                                    $482,227   $293,749
Total liabilities                                663,034    699,189
______________________________________________________________________________

Total stockholders' equity                      (180,807)  (405,440)
_______________________________________________________________________________
Working Capital                                 (360,835)  (523,639)
_______________________________________________________________________________
Current ratio                                         0          0
_______________________________________________________________________________



                     MARKET FOR THE COMPANY'S COMMON

                         STOCK AND RELATED MATTERS
______________________________________________________________________________

The number of stockholders on January 31, 1996 was approximately 5,000.

The Company was delisted by NASDAQ in 1992. To the best knowledge of the Company, management does not have any market makers. In 1995, it was impossible to establish any quotes for the JAM Company stock. The Company still believes that its JAMY
common stock is traded in the over-the-counter market.   The following table
summarizes by quarter the high and low bid prices for the Company's common stock during 1995 and 1994.

                                              1995              1994

                                    HIGH     LOW  HIGH     LOW

First Quarter                       No quotables   No quotables
Second Quarter                      No quotables  No quotables
Third Quarter                       No quotables   No quotables
Fourth Quarter                      No quotables  No quotables



                                      -5-



MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS

OF OPERATIONS

______________________________________________________________________________



1995 COMPARED TO 1994

Net sales for 1995 totaled $1,568,748, an increase of $1,031,052, or 150% from sales of $537,696 in 1994.
This increase was due to receiving several contracts from new and previous client base.


Cost of sales in 1995 totaled $924,011, an increase of $578,559, or 297% from 1994. This increase was due to payroll and outside vendor activity for multi-media projects.


Gross profits increased $401,811 in 1995 from $242,926 to $644,737, due to managing cost controls and project management systems.




1994 COMPARED TO 1993

Net sales for 1994 totaled $537,696, a decrease of $288,641, or 35% from sales of $826,337 in 1993. This decrease was due to the Company spending much of its time on research and development.


Cost of sales in 1994 totaled $294,770, a decrease of $124,752, or 30% from 1993. This decrease in cost of sales was due to the decrease in sales and the need for outside services.


Gross profits decreased $163,889 in 1994 from $406,815 to $242,926, due largely to the concentration on research and develop which caused the drop in gross sales.

Liquidity and Capital Resources

At December 31, 1995, the Company had negative working capital of $360,835 and total stockholders' equity (deficit) of $(180,807). This compares to the negative working capital of $523,639 and total stockholders' equity (deficit) of $(405,440) in 1994. Liquidity and capital resources increased in 1995 as a result of the operating profit.

The Company acknowledges that additional resources may be needed to continue growth in 1996 as well as additional sources of capital may be necessary.

Inflation

During 1995, 1994 and 1993, inflation had no material effect on the costs incurred by the Company or the demand for the Company's services.

Status of Certified Public Accountants

In December, 1995, the Company retained the accounting firm of Bonn & Shortsleeve, CPA's to audit the 1995 and 1994 Financial Statements.


FIVE YEAR SUMMARY OF SELECTED

  FINANCIAL INFORMATION

______________________________________________________________________________


The table below represents a summary of selected components of the Company's balance sheets and statements of operations of the five years ended December 31, 1995. All information concerning the
Company should be read in conjunction with the other financial statements and related notes included elsewhere herein.

                  AS OF AND FOR THE YEARS ENDED DECEMBER 31,

                                       1995           1994           1993           1992           1991
BALANCE SHEET DATA:
Current assets                   $    302,199   $   175,550   $      61,998  $     60,388   $     43,939
Current liabilities                   663034         699189         414,023       415,984        368,689
Working capital                  $  (360,835)   $  (523,639)   $  (352,025)   $  (355,596)  $  (324,750)
Total assets                     $    482,227   $    293,749   $    247,333   $    232,392  $    821,690
Long-term obligations            $         -    $        -     $         -    $     10,671  $    269,842
                                            -              -              -
Stockholders' equity             $  (180,807)   $  (405,440)   $  (166,890)   $  (187,212)  $    362,859
OPERATING DATA:
Net sales                         $ 1,568,748   $    537,696   $    826,337   $    651,876   $ 1,021,451
Cost of sales                         924,011        294,770        419,522        415,351       832,379
Gross profit                     $    644,737   $    242,926   $    406,815   $    236,525  $    189,072
Selling, general and
  administrative expenses             556,481        394,109        374,593        785,039       781,605
Operating profit (loss)         $      88,256   $  (151,183)  $      32,222   $  (548,514)  $  (592,533)
Other income
  (deductions), net             $    (43,073)   $   (34,563)  $    (13,101)   $    (1,557)  $      7,958
Net earnings (loss)             $      45,183   $  (185,746)  $      19,121   $  (550,071)  $  (584,575)
Net earnings (loss) per
  share                             $0.00         ($0.01)         $0.00         ($0.04)        $0.05


See accompanying notes to financial statements.
                                      -8-

BALANCE SHEETS

                                December 31, 1995 and 1994


                                    ASSETS

                                                                1995                        1994
                                                               AUDITED                  Unaudited
CURRENT ASSETS:
Cash                                                       $              4,705  $                     -
Accounts receivable, less allowance for
  doubtful accounts of $1,747 in 1995
  and $3,600 in 1994  (Note 5)                                          288,126                  200,557
Inventories  (Note 2)                                                     2,988                    2,814
Prepaid expenses                                                          6,380                    6,549
                                                                        302,199                  209,920
PROPERTY AND EQUIPMENT  (NOTES 2 AND 3):
Leasehold improvements                                                   27,949                   13,183
Production equipment                                                    501,372                  258,732
Office furniture and equipment                                          200,119                  288,655
                                                                        729,440                  560,570
Less:  Accumulated depreciation                                         560,631                  442,371
                                                                        168,809                  118,199
Other Assets:
Deposits                                                                 11,219
                                                                                                       -
                                                            $           482,227     $           328,119


See accompanying notes to financial statements.

                                      -9-

BALANCE SHEETS  (CONT'D)

                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                        1995                         1994
                                                                        AUDITED                  Unaudited
CURRENT LIABILITIES:
Checks drawn in excess of deposits                              $             -      $            34,370
Payroll taxes payable                                                         -                   53,075
Accrued Income Tax                                                          349
                                                                                                       -
Accounts payable                                                         87,535                  155,564
Accrued expenses                                                        138,975                   12,784
Billings in excess of costs and
  estimated earnings  (Notes 2 and 4)                                         -                   19,262
Loan - Officer                                                          146,175                  323,504
Loans - Miscellaneous                                                   290,000                  135,000
                                                            $           663,034      $           733,559
STOCKHOLDERS' EQUITY  (NOTE 7):
Common stock - $.01 par value, authorized 16,000,000
  shares; issued and outstanding 15,274,447 and
  12,274,447 at December 31, 1995 and 1994
  respectively                                                          152,745                  122,744
Additional paid-in capital                                            3,147,227                3,027,227
Accumulated deficit                                                 (3,480,779)              (3,555,411)
                                                                      (180,807)                (405,440)
                                                            $           482,227     $           328,119

See accompanying notes to financial statements.




STATEMENTS OF OPERATIONS

             For the Years Ended December 31, 1995, 1994, and 1993


                                                  1995                            1994                   1993
                                                 AUDITED               Unaudited              Unaudited
Net sales  (Notes 2 and 5)                   $        1,568,748    $           537,696    $           826,337
Cost of sales                                           924,011                294,770                419,522
Gross profit                                            644,737                242,926                406,815
Selling, general and administrative
  expenses                                              556,481                394,109                374,593
Operating income (loss)                                  88,256              (151,183)                 32,222
Other income (expense):
  Interest income
                                                              -                      -                     15
  Interest expense                                     (47,724)               (25,163)               (22,216)
  Gain on sale of asset                                   5,000                                        10,500
                                                                               (9,400)
                                                       (42,724)               (34,563)               (11,701)
Income (loss) before income taxes and
  extraordinary items                                    45,532              (185,746)                 20,521
Provision for income taxes
  (Notes 2 and 7)                                                                                       1,400
                                                            349                    366
Income (loss) for the year                  $            45,183   $          (186,112)    $            19,121
Earnings per share of common stock
  (Note 2)
Net income (loss) per share                       $0.00                 ($0.01)                 $0.00

See accompanying notes to financial statements.


STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 1995, 1994, and 1993


                                 COMMON STOCK

                                                                   Paid In
                                   Number                        Capital In          Total
                                     Of                           Excess of      Stockholder's     Accumulated
                                   SHARES          Amount         Par Value         Equity           Deficit
Balance December 31, 1992            12,274,447       122,744        3,027,227   $    (187,212)   $   (3,337,183)
Net income for the year                                                                  19,121            19,121
                                              -             -                -
Balance December 31, 1993            12,274,447       122,744        3,027,227   $    (168,091)   $   (3,318,062)
Net loss for the year
                                              -             -                -        (160,028)         (195,513)
Balance December 31, 1994            12,274,447       122,744        3,027,227   $    (328,119)   $   (3,513,575)
Net income for the year               3,000,000        30,000          120,000  $        45,183  $        195,183
Balance December 31, 1995            15,274,447       152,744        3,147,227   $    (282,936)   $   (3,318,392)

See accompanying notes to financial statements.



STATEMENTS OF CASH FLOWS

             For The Years Ended December 31, 1995, 1994 and 1993

                                                       1995                 1994                 1993
                                                      AUDITED             Unaudited            Unaudited
Cash flows from operation activities:
    Income (loss) before extraordinary
          item                                       $       45,183       $    (154,362)       $       19,121
    Adjustments to reconcile net income
          (loss) to net cash provided
          (used) by operating activities:
    Write off of capitalized software                             -                6,212                    -
    Depreciation and amortization                            42,057             (14,666)               55,000
    Provision for doubtful accounts                               -                    -                    -
    (Increase) decrease in:
           Accounts receivable                            (103,532)            (148,503)              (3,393)
          Inventories                                         (174)                  358                  274
          Prepaid expenses                                  (6,380)                    -                1,275
          Costs and estimated earning in
              excess                                              -                    -                    -
          Other assets                                      (4,755)                    -                    -
     Increase (decrease) in:
          Checks drawn in excess of deposits                                      34,148             (18,059)
          Accounts payable                                 (69,975)              (4,484)             (63,561)
          Accrued expenses                                   55,658               33,678              (9,416)
          Billings in excess of costs
              and estimated earnings                              -             (19,262)             (65,861)
                                                           (87,101)            (112,519)            (103,741)
Cash flows from investing activities:
    Capital expenditures                                   (65,739)             (62,819)             (67,291)
                                                           (65,739)             (62,819)             (67,291)


See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS, (CONT'D)


                                                       1995                 1994                 1993
                                                      AUDITED             Unaudited            Unaudited
Cash flows from financing activities:
    Loans from shareholders                        $        (8,268)        $     295,107        $     163,398
    Proceeds from demand loan                                55,000                    -                    -
    Proceeds from line of credit                            100,000                    -                    -
    Payments of long-term debt                                    -                    -             (10,671)
    Payments of capital lease obligations                         -                    -              (1,050)
                                                            146,732              295,107              151,677
Net increase (decrease) in cash and cash
    equivalents                                      $       39,075      $      (34,593)     $            189
Cash and cash equivalents at beginning of year             (34,370)                  223                   34
Cash and cash equivalents at end of year            $         4,705      $      (34,370)     $            223
Supplemental disclosure of cash flow
    information:
            Cash  paid  during  the  year  for       $       34,730       $       25,163       $       22,216
interest
          Cash paid during the year for income
              taxes                                $            366     $            748      $         1,400

See accompanying notes to financial statements.


NOTES TO FINANCIAL STATEMENTS


1.          DESCRIPTION OF BUSINESS

The Company provides training and information communication services, including instructional design and training program development; video production and post production; graphics and animation; and software design and programming for computer based training and interactive simulations.


As shown in the financial statements as of December 31, 1995, the Company's accumulated deficit was
$3,480,779 including total net losses for the three-year period ended December 31, 1995 of $121,818. During 1995, there was an increase in working capital of $162,804 and as of the date of this financial statement, the Company had borrowed $146,175 from a shareholder at prime plus 2%.

The financial statements have been prepared in accordance with generally accepted accounting principles.

Management of the Company has a plan to improve liquidity and attain future profitable operations. The plan includes aggressive marketing of company capabilities and services to interactive multi-media markets.

Management believes that the operations of the Company will provide sufficient cash flow to fund its on-going operations, if the objectives of their plan are attained. The continued support and forbearance of the Company's creditors will also be required.


2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            a)  INVENTORY

                Inventories are stated at the lower of cost, using the first-in, first-out (FIFO) method, or market.


            b)  PROPERTY, EQUIPMENT AND DEPRECIATION

                Property and equipment are stated at cost. Property and equipment under capital leases are stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair market value at the inception of the lease. Normal repairs and maintenance are charged to operations as incurred.

                Depreciation is calculated using straight-line and declining-balance methods over the estimated useful lives of the assets. Equipment held under capital leases is amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.
The estimated useful lives are as follows:

                   Leasehold improvements              5-10 years
                   Production equipment                5-7  years
                   Office furniture and equipment      5-8  years

            c)  REVENUE RECOGNITION

                Revenue is recognized upon the completion and delivery to the customer of products and services except for long-term contracts (usually three to sixteen months in duration), for which revenue is recognized on the percentage-of-completion method as the contracts progress.

            d)  INCOME TAXES

                Certain income and expense items are accounted for in different periods for financial and tax reporting purposes. These timing differences consist primarily of different methods of accounting for depreciation and any unrealized gain or loss on the U.S. Government Mutual Fund.

            e)  EARNINGS PER COMMON SHARE

                Net income per share is based on the weighted average number of common shares and common share equivalents (stock operation and warrants with a dilutive effect) outstanding during each period. The weighted average number of common and common equivalent shares outstanding during 1995 was 15,274,447 and during 1994 and 1993 was 12,274,447 each year.

            f)  Reclassifications

                Certain items in the 1995 and 1994 financial statements were reclassified for comparative purposes and do not affect the 1995 and 1994 net income (loss) as originally reported.


3.          LEASES AND LEASE COMMITMENTS

            At December 31, 1995, there was no equipment under capital lease agreements.

            At December 31, 1994, there was no equipment under capital lease agreements.

            At December 31, 1993, there was no equipment under capital lease agreements


            The company leases office space under a non-cancelable lease which required minimum monthly payments of approximately $6,288 through July, 1997. In December, 1995, the Company signed for additional office space of approximately 2300 square feet at $3,000/mo. with a one (1) year commitment beginning January 1, 1996.

            Total rental expense under noncancellable operating leases for office facilities and equipment amounted to $78,736 in 1995, $74,485 in 1994, and $76,348 in 1993.


4.          CONTRACTS IN PROGRESS

            As of December 31, 1995, the company had a signed backlog of $350,000. Accumulated costs and estimated earnings and billings on contracts in progress at December 31, 1994 and 1993 are as follows:

                                                  1995       1994
                Accumulated costs and estimated
                  earnings                        $N/A       $ 0
                Less:  Billings                    N/A       19,262

                                                  $N/A       $19,262


            Contracts in progress are included in the accompanying balance sheets under the following captions:

                                                    1995        1994

                Costs and estimated earnings in
                  excess of billings                 $0          $0
                Billings in excess of costs and
                  estimated earnings                  0       19,262

                                                     $0      $19,262


5.          SIGNIFICANT CUSTOMERS AND ACCOUNTS RECEIVABLE

            The Company has received approximately 30% of its revenue from a Fortune 50 company. The Company by the end of 1995 was in the process of negotiating a contract with some of the same customers for 1996. There were four (4) significant customers in accounts receivable as of December 31, 1995.

6.          STOCK OPTIONS AND WARRANTS

            A summary of stock option and warrant transactions during 1995 and 1994 is as follows:

                                                WARRANTS   OPTIONS

                                     $.72 $.375   $.25   $.04 $1.00 $.01

Outstanding
  December 31, 1994

Outstanding
December 31, 1995                                               470,000


            Options to purchase a total of 105,000 shares were issued under the Company's 1986 Incentive Stock Option Plan for officers and key employees. These options are exercisable at $.04 per share. This plan authorized the issuance of options to purchase up to 200,000 shares of the Company's common stock.

            Options under the 1986 Incentive Stock Option Plan are granted at the discretion of the Board of Directors. The exercise price of the options is the fair market value of the Company's common stock at the date of grant, or 110 percent of fair market value for grants to employees with stockholdings greater than 10 percent. Options can be exercised in installments over a three-year period beginning one year from the date of grant. The options expire 10 years from the date of grant with the exception of options issued to more than 10 percent stockholders, which expire five years from the date of grant.

            Options to purchase a total of 365,000 shares were issued under the 1987 Stock Option Plan to two members of the Board of Directors, two individuals who loaned the Company money in the past three years, and one other individual, who is a partner of the Corporation's general counsel. Those options are exercisable at $.04 per share.

            In December, 1995, $150,000 of the Officer Loan was converted to 3,000,000 shares of stock.

            Total shares of common stock reserved for issuance under warrants and options plans at December 31, 1991 amounted to 725,000 shares.


7.          INCOME TAXES

            For the year ended December 31, 1990, the Company recognized a federal income tax benefit of $4,700, from the utilization of net operating loss carryforwards. No federal income tax benefit was derived from the net operating losses in current in 1991 and 1989 as taxable income within the carryback period had previously been offset by net operating loss carryforwards. The actual federal income tax expense (benefit), before consideration of the effect of the loss carryforwards, differs from the expense (benefit) computed by applying the federal corporate tax rate of 34 percent to earnings (loss) before income taxes and extraordinary credit in 1995, 1994 and 1993 as follows:

                                                 1995                1994                1993
Expected federal income tax expense
   (benefit) at statutory rate            $         20,321    $                   $               0
                                                              0
Current year operating loss                                                                        0
                                          0                   0
Effect of graduated tax rates                                                 366           1,400
                                          0
                                          $                   $              366  $        1,400
                                          0

            The components of current income tax expense are as follows:

                                         1995       1994       1993

                Federal                  $  0         $ 0         $ 0

                State                      349        366        1,400

                                         $ 34        $366       $1,400

            At December 31, 1995, the Company had net operating loss carryforwards for tax purposes of $3,436,120, which expire in 1999 through 2009 and investment credit carryforwards of $46,660 which expire in 1997 through 2009. Net operating loss carryforwards for financial statement purposes do not differ significantly from those for tax purposes.


                            BONN, SHORTSLEEVE & CO.
                         CERTIFIED PUBLIC ACCOUNTANTS
                          80 LINDEN OAKS OFFICE PARK
                          ROCHESTER, NEW YORK  14625
                                _______________

                                (716) 381-9660
                             FAX:  (716) 248-0603


To the Board of Directors
J.A.M., Inc.
Fairport, New York

We have audited the accompanying balance sheets of J.A.M., Inc. (a C-corporation) as of December 31, 1995 and 1994, and the related statements of income (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsbility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We did not substantiate the December 31, 1993 accounts receivable and accounts payable balances since that date was prior to our appointment as auditors for the Company. The accounts receivable and accounts payable balances as of December 31, 1993, enter into the determination of net income and cash flows for the year ended December 31, 1994.

Because of the matter discussed in the preceding paragraph, the scope of our audit was not sufficient to enable us to express, and we do not express, an opinion on the results of operations and cash flows for the year ended December 31, 1994.

In our opinion, the balance sheets of J.A.M., Inc. as of December 31, 1995 and 1994, and the related statements of income, deficit, and cash flows for the year ended December 31, 1995, present fairly, in all materials respects, the financial position of J.A.M., Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ Bonn, Shortsleeve & Co.
March 5, 1996


                                     -21-