Form 10-K/A, Exhibit 13
period 1995-12-31
JAM INC
filed 1996-11-05
CIK 765449

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

The number of stockholders of record on January 31, 1996 was approximately 1,702.

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


5.          SIGNIFICANT CUSTOMERS AND ACCOUNTS RECEIVABLE

            The Company has received approximately 30% of its revenue from various divisions of a Fortune 50 company, each of which separately and independently contracts with the Company for such services. The Company by the end of 1995 was in the process of negotiating a contract with some of the same customers for 1996. There were four (4) significant customers in accounts receivable as of December 31, 1995.


6.          STOCK OPTIONS AND WARRANTS

            A summary of stock option and warrant transactions during 1995 and 1994 is as follows:

                                                WARRANTS   OPTIONS

                                     $.72 $.375   $.25   $.04 $1.00 $.01

Outstanding
  December 31, 1994

Outstanding
December 31, 1995                                         105,000


Options to purchase a total of 105,000 shares were issued under the Company's 1987 Incentive Stock Option Plan for officers and key employees. These options are exercisable at $.04 per share. This plan authorized the issuance of options to purchase up to 500,000 shares of the Company's common stock.

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


Stock Appreciation Rights (SARs) with respect toa total of 365,000 shares of the Company's Common Stock were issued as of December 14, 1995 to the Company's two outside Directors, a consultant to the Company, a creditor of the Company and one key part-time Company employee.
These SARs entitle these individuals, upon the exercise of an SAR, to receive the difference between the then-fair market value of a share of the Company's Common Stock and $.04 per share, which will be paid in cash by the Company to the SAR holder within five days following the Company's receipt of the holder's notice of exercise of an SAR; provided, however, that the Company reserves the right, at any time and in its sole discretion, to convert these SARs into non-qualified stock options to purchase the same number of shares of its Common Stock at an exercise price of $.04 per share and on the same terms and conditions as are applicable to these SARs. These SARs are for a term of ten years fromtheir grant date. None of them are exercisable for two years following their grant date. Thereafter, 25% ofthese SARs become exercisable on the second anniversary of their grant date and an additional 25% become exercisable on each of teh third, fourth and fifth anniversaries of their grant date.

In December, 1995, $150,000 of the Officer Loan was converted to
3,000,000 shares of stock.

Total shares of common stock available for issuance under option plans at December 31, 1995 amounted to 200,000 shares under the 1986 Plan and 395,000 shares under the 1987 Plan.


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

                                                 1995                1994                1993
Expected federal income tax expense
   (benefit) at statutory rate            $         20,321    $        0           $       0
Current year operating loss                              0             0                   0
Effect of graduated tax rates                            0           366               1,400
                                          $              0    $      366           $   1,400
                                          0

            The components of current income tax expense are as follows:

                                         1995       1994       1993

                Federal                  $  0         $ 0         $ 0

                State                      349        366        1,400

                                         $ 34        $366       $1,400

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